www.battlemtngold.com TSX.V – BMG OTC Pink – BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

February 10, 2016

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Battle Mountain Gold Inc. (the “Company”) (formerly Madison Minerals Inc.) Form 6-K

On behalf of the Company, a corporation under the laws of British Columbia, Canada, we enclose for filing, one copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

per:	Chet Idziszek President

Enclosures

cc:	Dentons Canada LLP, Attention: Daniel Katzin

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Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 0-30614

BATTLE MOUNTAIN GOLD INC.
(formerly Madison Minerals Inc.)
(Translation of registrant’s name into English)

300, 1055 West Hastings St., Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Exhibit
99.1	News Release dated February 10, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BATTLE MOUNTAIN GOLD INC.
(Registrant)

Date: February 10, 2016	By “Chet Idziszek”
Chet Idziszek, President

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SEC 1815(04-09)